

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 30, 2017

<u>Via E-mail</u>
Robert Landau
President and Chief Executive Officer
Pacific Gold & Royalty Corp.
848 N. Rainbow Blvd. #2987
Las Vegas, NV 89107

> **Re: Pacific Gold & Royalty Corp.**
> **Registration Statement on Form 10**
> **Filed October 4, 2017**
> **File No. 000-32629**

Dear Mr. Landau:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>General</u>

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.

2. Please tell us how you determined you are an emerging growth company as it appears your common equity securities were sold pursuant to a registration statement under the Securities Act 1933 that was taken effective on June 25, 2007. If you are not an emerging growth company please revise your disclosure on page 2 to reflect your current status clearly.

3. Please reconcile the company name and description of your securities with Exhibit 3.

Business, page 2

4. Your disclosure refers to mining claims and royalties on mining property in Nevada and Colorado, although your disclosure covers only the Colorado property. Please disclose the Nevada property according to Item 102 of Regulation S-K and Industry Guide 7, or tell us why disclosure is not required.

Project W

5. Please describe clearly the terms of the option and asset sale agreement with Pilot Metals and clarify what royalty payments have been made that you reference in the last sentence of this section.

Graysill…, page 2

6. Please reconcile your plans to sell the Graysill claims as disclosed on page F-19 with your statements in this section that Phases 2 and 3 should proceed, clarifying the plans for this property.

Properties, page 8

7. Please reconcile your disclosure regarding your head office with the disclosure on the cover page and in your articles of continuance.

Management's Discussion and Analysis, page 7

Liquidity and Capital Resources, page 7

8. We note your disclosure references substantial doubt about your ability to continue as a going concern. Please address the length of time you will be able to fund your business out of existing funds and your plans to finance operations going forward. We note your statements that you need capital to continue your operations. Provide the disclosure required by Item 101(a)(2) and Instruction 5 of Item 303(a) of Regulation S-K. Refer to footnote 43 in Securities Act Release No. 33-8350 for guidance.

9. Please describe the terms of your principal indebtedness including the maturity and interest rate of your promissory notes.

Certain Relationships and Related Transactions, page 10

10. Please update the disclosure in the section including the August 2017 issuances of common stock to a related party.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 10

11.   We note the revocation of your registration under the Exchange Act pursuant to Section 12(j) on August 4, 2017. Please explain your delinquent status, including identification of any missing Exchange Act filings.

Exhibits, page 15

12.   Please file the 2013 Equity Performance Plan as an exhibit, as required by Item 601(b)(10) of Regulation S-K or advise.

13.   Please file a complete copy of Exhibit 10.3 together with all attachments thereto, as required by Item 601(b)(10) of Regulation S-K, or, if applicable comply with Item 601(b)(2). Also, tell us which section of the agreement provides for the 10% finder's fee referenced on page 2 of the registration statement.

14.   Please file all of the agreements with Pilot Metals including the February 2014 amendment and any related deed of trust, or advise, as required by Item 601(b)(10) of Regulation S-K.

Exhibit 23.1 – Consent of Accell Audit and Compliance, PA

15.   Your auditor's consent references their report dated September 29, 2017, while the report included in your filing is dated as of September 25, 2017. Please obtain and file a revised consent that references the appropriate audit report.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or me at (202) 551-3795 with any other questions.

                                        Sincerely,

                                        /s/ John Reynolds

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages,
                                        Apparel and Mining

cc: Andrew Hudders, Esq.